Exhibit 1

FOR IMMEDIATE RELEASE	15 May 2020

WPP plc (“WPP”)

Executive Share Awards

Mark Read

WPP’s Executive Directors’ annual bonuses for 2019 were delivered in the form of a cash award and, for Mark Read, a deferred share award, with the shares comprising 40% of the total bonus achieved. The Executive Share Award (ESA) will vest after a minimum of two years, together with additional shares in respect of accrued dividends. The award is subject to continued employment and malus and clawback provisions. The 2019 ESA award to Mark Read was granted on 14 May 2020 over 97,523 WPP shares.

Details of the Executive Directors’ bonuses were published in the WPP 2019 Annual Report and Accounts.

John Rogers

As announced on 1 October 2019, John Rogers has been granted awards under the WPP Share Plans. The awards are to compensate John for the loss of share-based incentives that were forfeited on his departure from Sainsbury’s and are of equivalent value and form as the awards forfeited. The awards are all subject to continued employment as well as malus and clawback provisions and restrictive covenants.

Furthermore, the Executive Performance Share Plan (EPSP) awards are subject to a relative Total Shareholder Return (TSR) performance condition, with a Return on Invested Capital (ROIC) underpin. TSR performance will be compared to companies representing the most relevant, listed global competitors, with performance below median resulting in zero vesting. Performance between median and upper decile provides for a vesting opportunity of between 15% and 100%. The awards will vest subject to a ROIC underpin of an average of 7.5% over the performance period. The Compensation Committee has an overriding discretion to determine the extent to which the award will vest.

The EPSP awards were granted to John Rogers on 14 May 2020 as 182,744 and 243,934 nil cost options, which are exercisable over WPP shares or ADRs and also incorporate dividend awards. The extent to which the options will become exercisable in 2021 and 2022 respectively will depend on WPP’s performance, as described above, over the period from 1 January 2019 to 31 December 2020 and the period from 1 January 2019 to 31 December 2021.

John has also been granted awards over 66,176 WPP shares, vesting in May 2021 and 52,438 WPP shares, vesting in November 2021. These awards incorporate dividend awards and replicate deferred bonus and deferred share awards John forfeited on his departure from Sainsbury’s.

At today’s date, Mark Read’s shareholding in WPP is 296,976 ordinary shares and John Rogers does not currently hold ordinary shares in WPP.

Contact:

Chris Wade, WPP

+44 (0)20 7282 4600

Richard Oldworth, Buchanan Communications

+44 (0)7710 130634